June 28, 2005

Delivered as Correspondence File by EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Rufus Decker, Branch Chief

  Mail Stop 0510

Re:	Rentech, Inc.

Form 10-K for Fiscal Year ended September 30, 2004

Form 10-Q for Fiscal Quarters ended December 31, 2004 and March 31, 2005

File No. 0-19260

Ladies and Gentlemen:

I am responding on behalf of Rentech, Inc. to the comments of the staff in your letter of June 14, 2005.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Consolidated Statement of Cash flows, page 7

1.	We will amend this Form 10-Q to change the statement of cash flows to reflect the $1,601,191 of non-cash interest expense as an adjustment to reconcile net loss to cash used in operating activities. We will also re-classify any non-cash interest expense classified in the prior period. In addition, we will amend the statement of cash flows to include adjustments identified in question #2 of this letter while reviewing the Deposit and Other Assets line item.

2.	For the line item, Deposits and Other Assets, we are providing the following detailed information for the past three fiscal years and the three and six months ended March 31, 2005.

U.S. Securities and Exchange Commission

June 28, 2005

Six months ended March 31, 2005

Deposits and other assets (as amended)	$(43,441)

Lease deposits	$(3,460)
Return deposit	$1,127
Benefit deposit	$(43,000)
Non-cash lease commission expense	$1,892

$(43,441)

Three months ended December 31, 2004

Deposits and other assets	$(227,552)

Lease deposits	$(2,500)
Non-cash lease commission expense	$945
Non-cash interest expense	$533,100
Payment of acquisition costs	$(396,378)
Non-cash acquisition costs	$(178,766)
Accrued acquisition costs	$(213,973)
Deferred offering costs	$30,020

$(227,552)

Fiscal year ended September 30, 2004

Deposits and other assets	$4,441

Lease deposits	$(3,259)
Non-cash lease commission expense	$3,783
Non-cash interest expense	$432,415
Return of deposit	$18,914
Payment of acquisition costs	$(234,571)
Non-cash acquisition costs	$(117,235)
Accrued acquisition costs	$(62,138)
Deferred offering costs	$(33,468)

$4,441

U.S. Securities and Exchange Commission

June 28, 2005

Fiscal year ended September 30, 2003

Deposits and other assets	$416,281

Lease commission	$(24,899)
Lease deposits	$(20,273)
Non-cash interest expense	$567,524
Finder’s fees on convertible notes	$(144,871)
Return of deposit	$40,000
Legal fees on convertible notes	$(1,200)

$416,281

Fiscal year ended September 30, 2002

Deposits and other assets	$(112,909)

Finder’s fees on convertible notes	$(112,500)
Legal fees on convertible notes	$(19,961)
Non-cash interest expense	$19,317
Return of lease deposits	$235

$(112,909)

Note 12 – Subsequent Events, page 23

3.	We have revised our calculation of the beneficial conversion feature to be consistent with EITF’s 98-5 and 00-27. We calculated the beneficial conversion feature as follows:

Assumptions:

Market Price is $1.3852, which is the average of the volume weighted average price of Rentech’s common stock for the 5 immediately preceding trading days, as stipulated by the agreements.

90,000 shares of preferred stock were purchased at $100 per share, or $9,000,000.

Each share of Preferred Stock is convertible into Common Stock at any time by dividing the Purchase Price per share by the Conversion Price equal to 80% of the Market Price, and in no event higher than the Market Price on the Closing Date, nor lower than $0.80 per share.

There were 5,921,910 warrants issued in conjunction with the convertible preferred securities. We valued the warrants using the Black-Scholes Option-Pricing Model. Our assumptions used were as follows:

U.S. Securities and Exchange Commission

June 28, 2005

Grant Date	April 8, 2005
Market Price at Grant Date	$1.57
Exercise Price	$1.61
Term	3 years
Volatility	63%
Risk Free Interest rate	3.90%

The warrants were valued at $4,119,911.

Calculation of Beneficial Conversion Feature:

The first step under EITF 00-27 is to allocate the proceeds among the convertible instrument and the detachable warrants. Preferred stock is an unusual instrument in that the ultimate value is determined by the investors. We considered the fact that there is not a readily available market value since it is not traded on an exchange. Based on the fact that preferred stock is a difficult instrument to value, we evaluated three different methods to allocate the proceeds of $9,000,000 between the preferred stock and the warrants.

After evaluating the different methods, we chose to use a Black-Scholes Option-Pricing model method. This involved valuing both the warrants and the convertible preferred securities using the Black-Scholes Option-Pricing model. We recognized that the Black-Scholes Option-Pricing model is an acceptable method to value warrants. In addition, we believe that the convertible preferred stock transaction was entered into by the investors assuming they would eventually convert the preferred shares to common stock, which we viewed as a similar transaction to an option or warrant issuance. Based on this, we determined that using the Black-Scholes Option-Pricing model was an effective method to determine the fair value of the convertible preferred securities.

We valued the convertible preferred stock using the Black-Scholes Option-Pricing Model. Our assumptions used were as follows:

Grant Date	April 8, 2005
# of shares:	8,121,571 (see computation below)
Market Price at Grant Date	$1.57
Exercise Price	$1.1082 ($9,000,000 / 8,121,571 shares convertible)
Term	3 years
Volatility	63%
Risk Free Interest rate	3.90%

The convertible preferred stock shares were valued at $7,030,887.

U.S. Securities and Exchange Commission

June 28, 2005

We first allocated the proceeds received in the transaction to the convertible instrument and the detachable warrants using the following Black-Scholes values:

$ 7,030,887	Convertible preferred instrument
$ 4,119,911	Fair value of warrants

$11,150,798

Relative fair value of warrants:

$4,119,911/$11,150,798 X $9,000,000 = $3,325,251

Relative fair value of convertible preferred:

$7,030,887/$11,150,798 X $9,000,000 = $5,674,749

*We then calculated the beneficial conversion feature as follows:

Convertible Price = $1.3852 (VWOP) X 80% = $1.11

Purchase price per share = $100 / $1.11 = $90.24

Shares convertible = $90.24 X 90,000 shares = 8,121,571

$5,674,749 / 8,121,571 = $0.70

$1.57 Market Value - $0.70 = $0.87

8,121,571 X $0.87 = $7,076,117

$7,076,117 > $5,674,749

Beneficial conversion feature = $5,674,749

In addition to the method we used to calculate the relative fair value of the convertible preferred securities, we also considered two other methods. We considered using a Residual Value approach. With this method, we used the fair value of the warrants as calculated using the Black-Scholes Option-Pricing model, and allocated the difference between the $9,000,000 in proceeds and that amount to the convertible preferred securities. We also considered using an As If Converted method. Under this method, we determined the fair value of the convertible preferred securities by taking the total number of shares convertible multiplied by the market price of Rentech’s common stock on the date of the transaction. We recognized limitations under both of these methods. Under the Residual Value approach, we felt that the proceeds were allocated to heavily to

U.S. Securities and Exchange Commission

June 28, 2005

the warrants. We believe the convertible preferred securities are where the true value to the investors is, and that the allocation of the proceeds should reflect that. Under the As If Converted method, we felt that using the convertible shares at the market price of the common stock on the date of the transaction was not as realistic as we did not take into account dividends. Neither the Residual Value method nor the As If Converted method provided a materially different result in calculating the beneficial conversion feature.

The convertible preferred securities will be eligible to convert at the earlier of 90 days or the effective date of the Registration Statement on Form S-3. We are therefore amortizing the beneficial conversion feature to dividends over a 90 day period. The relative fair value of the warrants were recorded to additional-paid-in-capital.

We will amend our March 31, 2005 Form 10-Q to reflect the revised calculation.

4.	We will amend the Subsequent Event footnote in the Form 10-Q to say that the $375,682 value of the warrants issued as a breakup fee was recorded as an aborted offering costs expense. The expense will be reflected in our June 30, 2005 10-Q.

We propose to file the amended Form 10-Q that incorporates the changes described in items 1, 3 and 4 of this letter after your response to our information provided in this letter. We plan to request effectiveness of our registration statement number 333-125162 as of July 11, 2005. Of course we recognize that all issues you have raised in your comment letter dated June 14, 2005 must be resolved before the effective date.

To facilitate your review of the proposed changes responding to items 1, 3 and 4, we are sending you by overnight courier two courtesy copies of the proposed amendments to the Form 10-Q. The changes we will make are marked in that 10-Q. Thank you for your anticipated cooperation and timely response. We will call you in the next few days to discuss any questions or concerns you may have.

Sincerely,

RENTECH, INC.

By:	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer